UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated December 11, 2025

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland
(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Correction: Changes in Nokia Corporation's own shares

Stock exchange release	1 (1)

11 December 2025

Nokia Corporation
Stock Exchange Release
11 December 2025 at 16:30 EET

Correction: Changes in Nokia Corporation's own shares

Espoo, Finland – the stock exchange release of Nokia Corporation titled “Changes in Nokia Corporation’s Own Shares” published on 9 December 2025 incorrectly stated that the number of own shares held by Nokia Corporation following the transfer was 149 246 864. The correct number is 148 246 864.

The corrected stock exchange release in its entirety can be found below.

Espoo, Finland – A total of 1 020 316 Nokia shares (NOKIA) held by the company were transferred today without consideration to participants of Nokia's equity-based incentive plans in accordance with the rules of the plans. The transfer is based on the resolution of the Board of Directors to issue shares held by the company to settle its commitments to participants of the incentive plans as announced on 22 November 2024.

The number of own shares held by Nokia Corporation following the transfer is 148 246 864.

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, we’re advancing connectivity to secure a brighter world.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Global Media Relations

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2025		Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal